Exhibit(a)(5)(H)

     THIS EXHIBIT (a)(5)(H) AMENDS AND RESTATES AND REPLACES EXHIBIT (a)(5)(E) PREVIOUSLY FILED ON AMENDMENT NO. 1 TO SCHEDULE TO FILED ON OCTOBER 13, 2004. THIS REVISED TRANSCRIPT WAS FILED TO CORRECT A TYPOGRAPHICAL ERROR IN THE PREVIOUSLY FILED TRANSCRIPT.

Transcript of Conference Call on October 13, 2004

CORPORATE PARTICIPANTS

Vic Campbell
HCA Inc. — SVP

Jack Bovender
HCA Inc. — Chairman, CEO

Richard Bracken
HCA Inc. — President, COO

Beverly Wallace
HCA Inc. — President of Financial Services

Milton Johnson
HCA Inc. — CFO

David Anderson
HCA Inc. — SVP-Finance, Treasurer

CONFERENCE CALL PARTICIPANTS

Lori Price
J.P. Morgan — Analyst

Kevin Burg
Credit Suisse First Boston — Analyst

Gary Lieberman
Morgan Stanley — Analyst

Diandra Parks
Citigroup Asset Management — Analyst

A.J. Rice
Merrill Lynch — Analyst

John Ransom
Raymond James — Analyst

Adam Feinstein
Lehman Brothers — Analyst

Gary Taylor
Banc of America Securities — Analyst

David Dempsey
Avondale Partners Llc — Analyst

Kemp Dolliver
SG Cowen — Analyst

PRESENTATION

Operator

Good day, everyone, and welcome to the HCA third-quarter preview conference call. Today’s call is being recorded. At this time, for opening remarks and introductions, I would like to turn the conference over to the Senior Vice President, Mr. Vic Campbell. Please go ahead, sir.

Vic Campbell - HCA Inc. — SVP

Thank you and good morning, everyone. With me this morning, Jack Bovender, our Chairman and CEO; Richard Bracken, our President and Chief Operating Officer; Milton Johnson, the Chief Financial Officer; of course, Mark Kimbrough, VP, Investor Relations; and then we have a number of the other senior operating folks within the Company and financial folks within the Company to assist on the call.

The purpose of today’s call is to address the two press releases that we issued this morning. The first release was a preview of our preliminary third-quarter results. The second separate release announced our offer to repurchase up to $2.5 billion of HCA stock. As we noted in our release, we plan to officially release our third-quarter earnings and issue our financial results next Friday morning, October the 22nd. We will hold another conference call that morning to really talk about the quarter in detail, and as you will hear from Richard, Jack and others and Milton that there are still a number of things that we need to sort out between now and next week. We may not answer all your questions as well as we can next week.

You should also be aware that our complete tender offer documents are available to all of you through the SEC’s website or from our information agent, Georgeson Shareholder Communications. All tender offer documents are expected to be mailed to shareholders today, and we urge shareholders and everyone to read these materials carefully prior to making any decisions with respect to the tender offer.

Finally, let me remind all of you that today’s call will contain some forward-looking statements based on current management expectations. Our statements regarding the third quarter in essence are forward-looking, as our results to date are estimates and subject to finalization over the next week or so. Numerous risks and uncertainties and other factors may cause actual results to differ materially from those expressed in any forward-looking statement. And we list these factors in our press release and encourage you to look at them closely — I won’t read them all. But they are there and they should be taken seriously. Also, in our SEC filings we provide cautions.

Many of the factors that will determine our future results are beyond the ability of the Company to control or predict, and in light of the significant uncertainties inherent in forward-looking statements here and in our documents, you should not place undue reliance on those statements; they are our views as of today. And we undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events, or otherwise.

With that, I will turn the call over to Jack Bovender.

Jack Bovender - HCA Inc. — Chairman, CEO

Thank you, Vic, and good morning, everyone. This morning, the Company provided a preview of results for the third quarter ended September 30, and also announced the Company’s Board has approved a $2.5 billion share repurchase in the form of a modified Dutch auction tender.

We have just closed our books for September, so as Vic said, we don’t have the level of detail normally provided in our full earnings releases. However, we will try and provide whatever information we have available to us this morning.

In a moment, Richard will discuss the operational results for the third quarter and the impact of the unprecedented four hurricanes on our Florida facilities. But I would like to say a few words regarding the devastation by Hurricanes Charley, Frances, Ivan and Jeanne. As I stated this morning in our release, we are thankful to all our employees and volunteers who have helped to maintain health-care services in their communities devastated by the horrific storms. Personal and professional lives have been changed, property damaged or in some cases destroyed, and families uprooted from their homes with their daily lives completely turned upside down. No words can adequately express our admiration for their efforts or our appreciation for all they have done.

In virtually all markets that sustained damage due to the storms, we have construction crews on the ground working to repair the storm damage. This process will continue over the course of the next couple of months. At this point, all hospitals are up and running. Gulf Coast Hospital, the hardest hit by Hurricane Charley, reopened on Monday, October the 11th. Richard will walk you through all of the work that his operations team and Milton’s financial team have underway to assess the impact of the storms in the third quarter as well as future periods.

I would like to spend the balance of my time this morning on our announced Dutch auction tender offer to repurchase up to $2.5 billion of HCA common stock. We are offering to purchase up to 61 million shares of HCA stock at a price not greater than $41 per share nor less than $35 per share. The tender offer is consistent with the Company’s commitment to enhancing short shareholder value and reflects our confidence in the long-term future of HCA.

The tender offer represents an opportunity for the Company to deliver value to those shareholders who elected to tender their shares, while at the same time increasing the proportional ownership of nontendering shareholders in HCA. We believe the Company possesses the financial strength to successfully complete the tender offer and the related borrowings while still fully funding future investments in our existing hospitals.

Let me provide some background on this decision. During the past months, management, with the assistance of outside advisers, undertook a review of the Company’s strategic plan; more specifically, its use of cash flows from operations for, among other, things capital expenditures, acquisitions, debt repayment, dividends, and share repurchases, along with a variety of other alternatives for using the Company’s financial resources. Based upon this review, a decision was made by the Board to increase the Company’s financial leverage to fund the tender offer. We believe this is a prudent use of the Company’s financial resources and an effective means of providing value to our shareholders.

Also this morning we are providing updated earnings guidance for 2004’s fourth quarter. We believe earnings will approximate 52 to 57 cents per diluted share, which includes an anticipated negative impact on earnings from the residual effects of the hurricanes of approximately $15 million pretax, or 2 cents per share. For the full year 2004, we now believe earnings will range from $2.40 to $2.45 per diluted share, which includes approximately 7 cents of adverse earnings effects of the hurricanes in the third and fourth quarters, along with the 2-cent San Jose asset impairment charge.

Our newly issued 2005 guidance is a range of $2.75 to $2.90 per diluted share. Included in the guidance for 2005 is an estimated 14 cents to 21 (ph) cents per diluted share benefit from the $2.5 billion share repurchase, reflecting reduced shares outstanding, partially offset by increased interest cost. The benefit to earnings from the share repurchase will vary depending upon the final results of the tender offer.

As noted in this morning’s release, 2005 guidance assumes some ongoing adverse impact from the recent hurricanes. We are hopeful that our Florida markets will return to normal quickly, but the impact of the hurricanes on future periods is very difficult to predict. With that, I would like to turn it over to Richard Bracken to discuss operations for the quarter.

Richard Bracken - HCA Inc. — President, COO

Thank you, and good morning to all. As Jack mentioned a moment ago, late Sunday evening we concluded the closing of our September and third-quarter financial statements. Since we’ve only had two days with this data, there is a fair amount of analysis that we have not yet had time to complete or receive the necessary scrutiny and verification as required by Sarbanes-Oxley.

However, this morning we did want to provide you as much information as possible concerning our anticipated quarterly operating results, our best estimates relative to the impact of the storms, as well as any other observations that we might have on other underlying run rate issues. Our full analysis will be available next week during our quarterly earnings call.

While I do plan on spending a fair amount of time detailing the financial impact of the storms on third-quarter operations, let me start by commenting on the overall operating performance for the Company. Despite the storms, the third quarter was a difficult one. Same-store admissions for the Company grew 0.9 percent. While this is up sequentially from the growth rate of the second quarter of 0.4 percent and prior year’s third quarter of 0.2 percent, it still reflects a rather volatile monthly performance.

Same-store admissions growth rates for July, August and September were -1 percent, 3.6 percent and 0.3 percent, respectively. And while the storms in the Florida markets clearly traded much heartache and havoc during the last two weeks of August and most of the month of September, it’s fair to say they did not significantly influence the Company’s reported growth rate for inpatient admissions. Excluding Florida’s September operations from the Company’s third-quarter results, same facility admissions increased 1 percent, only a slight positive variance.

The storms’ most significant effect from a volume perspective was experience in demand for outpatient businesses, and we believe they impacted these outpatient statistics positively as well as negatively. For example, as reported, emergency department volume for the entire Company for the third quarter was 1.9 percent, but dropped to 1.5 percent if we exclude emergency department volumes for August and September in the Florida markets. Obviously, while emergency department volumes were slow during the actual hours of the hurricanes, after the hurricanes passed, emergency department volumes swelled. This could be expected, as physician offices and other health-care providers were (technical difficulty) routine care. In this case, the storms had the effect of increasing ED volumes.

Overall growth rates for surgical volumes, both inpatient and outpatient, for the quarter were positive and improved to 1.2 percent compared to -1.5 percent in prior year’s third quarter. Inpatient surgical volume increased by 1.9 percent compared to 0.1 percent in the prior year’s third quarter. Outpatient surgical volumes grew 0.7 percent, up from the prior year’s third quarter of -2.5 percent, even considering the effect of the storms.

If this growth rate is adjusted to exclude Florida’s September operations, the Company’s outpatient surgical growth rate would double to 1.7 percent, and this is in line with recent trends. It’s easy to understand why the hurricanes would negatively impact patient demand in this service.

In general, one of the most significant issues affecting the Company in the third quarter from a financial perspective was the slower rate of growth of our net revenue per adjusted admission. As reported, net revenue per adjusted admission increased 4.7 percent for the quarter, down sequentially from the second quarter of 5.6 percent and from the prior year’s third quarter of 7.1 percent. Adjusting for the storms in the Florida markets for the month of September makes no material difference in this number.

At this point, we believe net revenue per adjusted admission was negatively impacted by a decreasing reimbursement from our managed care portfolio due to a decreased number of managed care patients, some shift to a lower-paying product within the managed care book, as well as movement of some uninsured patients into Medicaid. This latter reason, while definitely having the effect of decreasing net revenue per unit, over the long run should be a positive development for the Company.

Additionally on a positive note, our uninsured admissions increased only 7.2 percent, while uninsured and emergency room department visits increased 11.4 percent. Both of these reflect the slowest rate of growth we have experienced since the third quarter of 2003.

Our provision for bad debts during the quarter was 11.9 percent of revenue compared to 11.3 percent in the last quarter of 2004. We believe this increase in bad debt is due to a deterioration in collectibility. Although increasing, it is not a surprise and can be attributed to some basic mathematics. As we become more successful in collecting patient copays and deductibles, the composition of the Company’s self-paid receivables is becoming more heavily weighted toward the lowest percentage reimbursed, the true uninsured.

Cash collections were quite strong for the quarter. Cash collected as a percentage of adjusted daily revenue was 103.4 percent and year to date was 102.3 percent. Point of service collections, or sometimes referred to as upfront cash collections, increased 53 percent over prior year third quarter. Days Sales Outstanding was 47 for the third quarter of 2004 versus 49 for the third quarter of 2003.

From an expense perspective, most indicators were in line with recent trends and our expectations. Most notably, labor cost, despite some added costs due to the storms, fared reasonably well. Salaries, wages, and benefits expressed as a percentage of net revenue for the quarter were 40.6 percent, slightly up from prior year. Productivity levels were managed quite well during the storms in fluctuating volume periods, and we continue to experience consistent year-over-year comparison in average hourly rates and continued reductions in contract labor.

Supply costs, while up over prior year, have been consistent with the trends we’ve shared with you in recent quarters. Third quarter supply costs were 16.7 percent of net revenue, essentially the same as the second quarter.

On balance, I think the quarter can be summed up as one with modest but slightly improving inpatient volume; growth in outpatient volume, except in the Florida markets during the storm period; favorable increases in surgical volumes; slowing net revenue per unit increases; strong cash collections; and generally, acceptable expense management.

As noted in our release this morning, we are recording 5 cents of cost associated with storm damage. In our release, we have tried to provide a fair amount of detail about how the storm affected our hospitals, so I will not reiterate that detailed information now. But as a general comment, all of our Florida hospitals and surgery centers encountered some disruptions due to the hurricanes. And Florida, as you know, is a very important state for HCA.

Please recall in Florida we operate 40 hospitals and 28 freestanding surgery centers, which represent over 20 percent of our hospitals and over one-third of all surgery centers in the company. Additionally, these facilities routinely produce about one-quarter of the Company’s revenue, about 28 percent of our admissions and emergency room visits, and about a quarter of our surgical case load. The four storms caused patient evacuations, cancellations of inpatient and outpatient surgeries, reduced patient length of stays, physician office closures, increased cost due to repairs and maintenance, increased labor cost and significant property damage at our hospitals.

To capture these costs, we established a comprehensive and careful process to estimate property damage, business interruption, and the benefits expected of our insurance coverage. Building and equipment repair estimates were provided by both insurance adjusters and contractors, who were on-site and then reconciled.

Business interruption estimates were based on comparing actual earnings, adjusted for any direct cost due to the storms, recorded post-hurricane impact, to the most recent earnings run rate. The difference was attributed to business interruption. Of course, all estimates were reviewed by the appropriate division in Group Operations as well as our insurance and accounting personnel. In short, we feel our cost estimates were derived by a careful process and had multiple levels of review and oversight.

As a final comment and as I mentioned earlier, over the next week we will continue to analyze the quarter and should be in a better position to comment on specific market dynamics and trends. With that, Vic, back to you.

Vic Campbell - HCA Inc. — SVP

Richard, thank you. Kelsey (ph), if we could get you to come back on and we will start the Q&A. I would ask you, and I know Kelsey will encourage you, limit your questions please to one. We have a lot of people on the call today and we’d like to give everyone an opportunity to ask one question. Thank you.

QUESTION AND ANSWER

Operator

(OPERATOR INSTRUCTIONS) Lori Price with J.P. Morgan.

Lori Price - J.P. Morgan — Analyst

This question is for Jack. I was wondering — you’ve offered some good reasons as to why your bad debt ratio continues to stay high and even rise. But at the end of the day, your ratio has been well above virtually all of your peers now three quarters in a row and it looks like this will be the fourth. I know that there are differences in your markets versus peers and so on, but I’m wondering if you’re allowing at this point for the possibility that your bad debts are being influenced by more than just macro factors.

And what I’m wondering in particular is do you believe at this point that there is a possibility that the regionalization of your collection efforts has created less local accountability on collections. And alternatively, do you believe that you may be attracting a disproportionate share of uninsureds or nonpaid patients because of your generous charity and discounted benefits? Thanks.

Jack Bovender - HCA Inc. — Chairman, CEO

Let me — this is Jack, I will make the initial comments and then Beverly is here, who runs our PASs, and she can give you a better flavor for it. First of all, you know that we are very diligent and I think reasonably conservative in how we account for our bad debts. We, as you know, do a quarterly hindsight review. I don’t know that there is any other company or any other not-for-profit hospital in the country that goes to that extent to true up its receivables on a quarterly basis. So I think you’ve got to add to this mix how diligent I believe we are in trying to be as accurate as possible in estimating our bad debt expense on a quarterly basis. So we start that as number one in this mix.

The issue about our PASs having consolidated into 10 regional centers instead of running individual business offices, I think we have covered in the past. There is absolutely no doubt in any of our minds that the effect of PASs has been to mitigate, in fact, the bad debt problem. We believe our situation would be much worse, particularly when it comes to upfront collections, as well as to the balances in insurance accounts, if it were not for our PASs. So we don’t believe that our PASs have had a negative effect on our bad debt expense; in fact, we are absolutely convinced that the situation would be significantly worse if it were not for that.

Our generous bad debt or our generous charity policy is really responding to what we are seeing. When people don’t have the resources, then it is more appropriate to recognize that upfront and deal with it instead of trying to harass people that really don’t have the ability to pay. Our policy is that if people have the ability to pay and are simply putting us behind their cell phone contracts and payments, or their cable TV, then we are going to pursue that vigorously. But when people don’t have the resources, then we want to treat that appropriately as charity care.

We don’t have any evidence in any of our markets that people are flooding to us from the Catholic or Baptist hospitals simply because they perceive us as more generous in our treatment. But we monitor that and if we see those trends, we would certainly make that known.

I’d like to ask Beverly maybe to respond, and particularly if Beverly would talk about our work with McKenzie (ph) over the past six months and reviewing our processes and their comments about our processes versus what they see in the rest of the hospital industry.

Beverly Wallace - HCA Inc. — President of Financial Services

Good morning, Lori. We had McKenzie come in and do a very deep dive into our patient account service centers that are mainly focused on collecting our insurance receivables, and then our national patient account service centers, which are focused on collecting our self-pay receivables. As they completed that deep dive, they came away with a couple of points. One, our patient account service centers are best in class. They have not seen anything in the industry, and quite frankly outside the industry, with this type of portfolio that exceeds the performance of what we’re doing in our patient account service centers.

On our national patient account service center, they said it was probably best in class for the industry, but not world-class based on other financial institutions. They did have some recommendations on trying to enhance the collectibility of these true self-pay accounts, on the copays and deductibles. They said that we needed to probably focus more intently on the front end on those dollars, which you saw coming out in multiple descriptions in earlier releases.

We have improved our funding collections or our point-of-service collections, as Richard mentioned, 53 percent over the prior year. We have grown it significantly over the years that the hospitals have been rolling into the PASs.

Having said that, we always feel there is room for improvement and we are very focused on that. I think from that perspective, I think we are trying to cover all the bases and assure everybody that we are making every collection effort possible on this portfolio.

Vic Campbell - HCA Inc. — SVP

Milton, any last thing we need to move (ph)?

Milton Johnson - HCA Inc. — CFO

Sure, just very quickly, I think it is the market dynamics relative to our peers and our payer mix. I mean, again, as Richard said, Days — NAR (ph) down to 47 versus 49 a year ago. Our bad debt came in at 11.9. We were looking at it actually around 11.4. It came in about 14 to $15 million higher than our expectation, and the reason it consumes the higher portion of our net revenue had to do with lower net revenue in the period than we expected. And also, our charity care was flat this quarter versus a year ago, which also put additional pressure on the bad debt line this quarter.

Vic Campbell- HCA Inc.- SVP

Lori, thank you. Next question.

Operator

Kevin Burg with CS First Boston.

Kevin Burg- Credit Suisse First Boston — Analyst

Can you talk a little about the pricing environment out there? You mentioned that, obviously, in your press release as part of the reason for the weakness in terms of revenue (indiscernible) admission. I guess specifically, you mentioned, I think, the movement towards Medicaid should be beneficial versus uninsured. But could (ph) you talk about the mix issue with regard to managed care and what you are seeing there and how you perceive pricing to be in ‘05 and ‘06?

Vic Campbell- HCA Inc.- SVP

Kevin, thank you. Richard, Milton, you want to tag team it?

Richard Bracken- HCA Inc.- President, COO

Let me just start and maybe I can turn it over to Milton in a moment here. Obviously, we will provide some more details on this component of the quarter next week. But some trends that we had been seeing I mentioned briefly in my comments. And that is we are seen within the managed care book some movement to lower reimbursed products. When we (technical difficulty) — as we have quoted what we think the managed care rates are going to be next year, these are in fact the contracted rates. But obviously, that doesn’t fully capture any movement within the managed care book, and we have seen in a couple of markets some movement (technical difficulty) to lower reimbursed products. So I think that’s putting some downward pressure.

The fact that we have a slowing rate of uninsured patients obviously drives that net revenue per unit down as well. At the end of the day, that’s a good thing. Of course, uninsured goes in at a much higher rate than a managed care or any other payer. But when that number goes down, it does have the effect of putting downward pressure on that ratio.

And another thing that’s happening is, as you pointed out and as I commented on, we are being more successful, we believe, in moving some of the uninsured to a Medicaid payer. A lot of our effort is getting them qualified for Medicaid, and of course that puts some downward pressure as well on the ratio.

As we look forward, obviously the mix in the managed care business in our overall pricing is very important to us. The managed care book is the most profitable payer line for us, and so as we think about our rates going forward, obviously we are concerned about this movement within the book as well.

But I think for now that is probably our best look at the issues. If you’re comparing to prior year, obviously, the outliers coming out of the number and a slowing charge master increases has also put some downward pressure on it. Milton.

Milton Johnson- HCA Inc.- CFO

The only thing I will add to that is if you look at the monthly breakdown of our net revenue per adjusted admission on a reported basis, again for the quarter, 4.7 percent on a reported basis, July was 6.5 percent, August was 2.3 percent, and then September back to 5.2 percent. So you can see the month of

August is the period that really put some pressure on that (indiscernible) for the quarter.

Vic Campbell- HCA Inc.- SVP

Kevin, thank you.

Operator

Gary Lieberman with Morgan Stanley.

Gary Lieberman- Morgan Stanley- Analyst

I was hoping to maybe reconcile some of the data points you gave on the bad debt with the net income, what the net outcome of the increase as a percent of revenue. Richard, a second ago you just said that the lower net revenue should — would also help the bad debt and then all the data points you gave previously on the cash collections, on the uninsured admins coming down to 7.2 percent would all kind of lead me to the conclusion that bad debt should have moderated or at the very least stayed flat from last quarter. So could you just help us out with what’s really driving the increase there?

Vic Campbell- HCA Inc.- SVP

Gary, thank you. Milton, do you want to address that?

Milton Johnson- HCA Inc.- CFO

Gary, you are right on your analysis. Some of the staff (ph) and information that Richard covered would have resulted in improved — or moderation of the growth rate of bad debt. But we did have a hindsight adjustment this quarter, repricing, of course, the balance sheet as a result of that. Ad I think as mentioned, some of the reason is were doing a better job of collecting the copay and deductibles, leaving us with more of the uninsured AR in our self-pay mix, and that is putting some pressure on the collectibility factor. And that came in again in September and resulted in us having to record a higher bad debt. We had expected, of course, to have some adjustment based on the recent trends, but that number did come in a little bit higher than we expected for the quarter as well.

Vic Campbell- HCA Inc.- SVP

Thanks, Gary.

Operator

Diandra Parks (ph) with Citigroup Asset Management.

Diandra Parks- Citigroup Asset Management- Analyst

During your last quarter’s conference call, I asked a question on where you wanted to be in terms of your debt rating. David Anderson actually replied, stating that, quote, basically we have not changed our goal to continue to be investment grade and are hopeful that our friends at one particular rating agency will talk to us about that issue. It’s been the same thing over the last couple of years — our goal is to be somewhere between 50 and 55 percent.

Now, can you maybe reconcile that comment with enhancing shareholder value, especially bondholder value? And have you talked to the rating agencies and do you foresee maintaining investment grade, with adding $2.5 billion of debt to your balance sheet?

Vic Campbell- HCA Inc.- SVP

Thank you. I think, Jack, you want to comment, and then David as well.

Jack Bovender- HCA Inc.- Chairman, CEO

Yes, you are correct in what we have stated as our goal as far as debt to cap. But we have also said all along and been very plain about this, and any time we’ve discussed this, that when the market opportunities were such that we thought it was prudent for us to repurchase our own shares and it was in the best interest of our shareholders to do so, that we would be opportunistic in doing that. As we looked at the best uses of cash flow, as we went through our strategic planning process in August and September, it was very apparent to us that it was in the best interest of our shareholders to use our cash flow, given what interest rates are now, to leverage up our balance sheet somewhat reasonably and to use that to purchase what we think is in the best interest of our shareholders, which is our own shares.

That doesn’t mean we don’t have the ultimate ambition to get to those levels. But again, I want to reiterate that this management team has said and will continue to say that we will be opportunistic in the way we use leverage, the way we use our cash flows in the interest of our shareholders. David.

David Anderson- HCA Inc.- SVP-Finance, Treasurer

Jack has already gone through the reasons why we decided to do this business transaction. Obviously, our leverage is going to increase, but the balance sheet in my judgment will remain strong, as does our cash flow. It is our intent to use our cash flow to repay debt. And hopefully we can repay debt to get back to investment grade statistics. In terms of both Standard & Poor’s and Moody’s and also Fitch, we have provided them with the information that you would expect us to and have had numerous conversations with them. I’m not at liberty to front (indiscernible) what the rating agencies are going to do; that’s not correct. But I think you can expect that they may downgrade our credit rating.

Vic Campbell- HCA Inc.- SVP

Thank you very much. Next question.

Operator

A.J. Rice with Merrill Lynch.

A.J. Rice- Merrill Lynch- Analyst

I just wanted to ask about the ‘05 guidance and some of the basic assumptions underlying that. You have referred a couple times to the fact that there are some hurricane lingering effect. Can you maybe quantify that? And also indicate whether you are assuming any change in current trend with respect to bad debts, admissions, or even commercial pricing trends?

Vic Campbell- HCA Inc.- SVP

A.J., thank you. Milton, you want to take a shot there?

Milton Johnson- HCA Inc.- CFO

A.J., we are expecting to have some residual effect in ‘05 from the hurricanes. It’s difficult to estimate that number with any certainty. There will be physician disruption; there is overall economic disruption in certain markets; seasonal residents in where we have our patient base that we typically have as we go through the fourth quarter and some of the first quarter of next year. It’s very difficult to predict that. But we have assumed that we would have approximately a $40 million negative impact on ‘05 from the residual effects of the hurricanes.

Vic Campbell- HCA Inc.- SVP

Any of the other general comments you want to make about bad debt assumption (multiple speakers) what have you. I know we can’t — we are not going to be specific on any of those, but just any general comments (multiple speakers)?

Milton Johnson- HCA Inc.- CFO

I think that when you look at ‘05, our net revenue would be —looking at the benefits of the Medicare rate increase, we are estimating at about a 4 percent overall Medicare rate increase, and of course that is factored into the model. No major changes in the managed care assumptions into ‘05; again, we have been getting consistent pricing increases around 7 percent.

I think bad debts, we are not assuming any major reversal there. Some moderation in the growth rate, obviously, as the numbers get bigger. Our charge master (ph) assumption is high single digits, so that will help with that as well. So that is pretty much the major components of the model.

Vic Campbell- HCA Inc.- SVP

Richard, do you want to comment?

Richard Bracken- HCA Inc.- President, COO

Just a couple things. From a volume perspective, A.J., we are looking at a conservative volume projection for next year, generally in the line of what we experienced this year. We do expect to be able to positively impact the supply costs. We have a lot of activities underway right now that should perhaps provide a little improvement in our supply costs going forward.

Vic Campbell- HCA Inc.- SVP

Thanks, A.J.

Operator

John Ransom with Raymond James.

John Ransom- Raymond James- Analyst

Just trying to parse the revenue dynamics a little bit. Could you talk about perhaps share growth in managed care revenue per adjusted admit versus your expectations, and talk a little bit more about this shift to lower-priced products and what exactly that means. Thanks.

Vic Campbell- HCA Inc.- SVP

John, thank you. Milton.

Milton Johnson- HCA Inc.- CFO

Sure. For the quarter, our managed care net revenue per adjusted admission is approximately 6.6 percent up. That is probably a couple hundred basis points below the run rate that we’ve seen. And when we refer to the book moving to lower-paying plans, what that means is in certain markets — and this trend has been occurring, but we are seeing continued effects of it — is we are seeing some of the lower-paying plans gaining market share. And so that is what’s happening. Although we are getting our 7 percent pricing increases overall in managed care, we are seeing enrollees transition in certain markets to lower-paying plans.

Vic Campbell- HCA Inc.- SVP

Thanks, John, Milton.

Operator

Neal Goldner with State Street Global.

Vic Campbell- HCA Inc.- SVP

You there, Neal?

Operator

Sir, your line is open. Please go ahead with your question. Hearing no response, we will move on to Adam Feinstein with Lehman Brothers.

Adam Feinstein- Lehman Brothers- Analyst

Good morning, everyone. My question is a bigger picture question and I guess maybe for Jack. But if anyone has any point of view, that would be great. As we think about long-term growth for HCA, and obviously this has been a challenging year for the industry with bad debt, but going back here and looking, you guys earned about $2.68 in 2002. And if we look at the ‘05 guidance, excluding the impact from the share buyback, again we get about $2.65; so implies flat earnings over that time period.

With that, how do we think about long-term growth. I know last year about this time you guys had done that study and gave some update in terms of long-term growth, but just wanted to get some updated point of view there. And then just want to know what you guys were thinking about in terms of outlier payments, as well, for 2005, with the outlier threshold moving higher, is that embedded in other guidance? Thank you.

Jack Bovender- HCA Inc.- Chairman, CEO

I’ll start out and maybe Richard or others here might join in it. Going back to 2002, as you rightfully point out, we’ve seen a relatively flat picture; not the kind of growth that we would have hoped for. But I would also point out that we have had to climb over a lot of negative things, not the least of them being the significant reduction in outlier payments. And we could go through a litany of others, including the significant impact of the uninsured over the last couple of years.

But if you ask me to generally look out into the future, I would say that I am reasonably optimistic about the future prospects of this Company. I guess that is kind of affirmed in the fact that we believe that purchasing $2.5 billion worth of our own stock right now is the right decision for the future well-being of this Company and for its long-term shareholders. I don’t know if anyone else wants to add anything to that.

Unidentified Company Representative

On more of a global comment, we do like where our hospitals are located. Despite some of the more difficult macros, we like being — we think we have the best group of hospital assets that we really have (ph) ever had in the history of this Company. They are generally in growing population centers in America. They are well-capitalized and well-positioned in terms of market share in their various markets.

So, over the long view, obviously I concur wholeheartedly with Jack that our system is well-positioned. Health care in America obviously has a lot of big issues affecting it in terms of reimbursement and the reliance on federal and state dollars that can and does affect our performance in a very major way. But given what we know right now and what we see right now on our overall position in the industry and the overall strength of the industry, we think we are reasonably positioned.

Vic Campbell- HCA Inc.- SVP

Milton, another— ?

Milton Johnson- HCA Inc.- CFO

Just with respect to your outlier question, Adam, it is factored into our guidance. The outlier change last year cost us $12 million a month in net revenue. Looking at the new outlier rules and the change in thresholds, it will probably be accretive 3 to $4 million a month starting in the fourth quarter.

Vic Campbell- HCA Inc.- SVP

That is the one number when we start comping to 2002, and you know that, and everyone, if you look at that $120 million or so outliers cost us in this year. And obviously, if you readjust it for ‘02, you’d be looking at something substantially different. In that 4 percent guidance that we gave you on Medicare would include outlier and the other factors — all the payments there.

Operator

Gary Taylor with Banc of America.

Gary Taylor- Banc of America Securities- Analyst

Good morning. I wanted to go back to the share repurchase a little bit and just understand, Jack, sort of the thought process behind the investment. I mean, it’s $4 billion now you have committed over the last two years to buying back shares of your own stock. I guess the question is, we used to hear a lot about some of the capital projects and even some of the acquisitions where hurdle rates on returns were close to 20 percent, and the earnings yield on the stock now is in the single digits.

So I’m just trying to understand is there no time horizon where you look out and see that there are better returns to be earned by either preserving your firepower or investing in the business through the downturn. I’m trying to understand why the return on buying the stock makes this the best decision for the Company. Certainly, I know in the near-term it helps to support the stock price when you are lowering estimates. But I want to understand just how you look at the return on capital and why this $4 billion is the best use.

Jack Bovender- HCA Inc.- Chairman, CEO

That is a very good question and it may take me three or four minutes to answer it. I’ll try to be brief, but it gets right into the process of strategic planning. One of the things that, as we’ve said, we do every year as part of our process is to ask ourselves what is the best possible use of the enormous free cash flow in this Company that is in the interest of the shareholders going forward. And there is essentially five different ways or five different things to look at in doing this process.

The first one, of course, is capital expenditure. What do we do, what should we spend to keep the facilities modern and up-to-date and to make sure that they are at the cutting edge of medical technology? Inside our model that this repurchase is predicated upon is a continuance of $1.6 billion of internal capital expenditure each year, so we are not proposing to reduce that because we think that would be the wrong thing for long-term growth inside this Company.

The second obvious thing to look at is acquisitions. As we look out into the future, the next couple of years, what are the acquisition opportunities. Quite frankly, if I can be very simpleminded in this, it is a little hard for us to be in the chase for acquisitions that are going for 8, 9, 10 times cash flow when our Company essentially is selling at 6.4 percent times cash flow. And put in another way, buying these wonderful assets that we have at 6.4 times cash flow makes a lot more sense than going out and buying somebody else’s possibly marginal hospitals at 8, 9, or 10 times cash flow.

Third thing, obviously, is dividends. We did, as you know, significantly increase dividends the first of this year. As we looked at models going forward, that’s a flexibility we wanted to keep in any model, buying back stock or acquisitions or any other uses. And we believe we have kept that flexibility and we will continue the first of each year to look at our situation and the Board will make a decision about what it will do relative to dividends increases or maintaining the dividend. The model assumes at the bottom level that we will maintain our dividend, and it certainly permits increases as the Board feels its appropriate to do so.

And then of course the fourth thing, other than share repurchase, that you could do is reduce debt. And we, quite frankly, don’t feel that’s in the best interest of our shareholders over the next two or three years, given the remarkably low interest rates that we can borrow money at now.

So by process of elimination and comparing all of the possible uses, it’s very apparent to us that a very substantial share repurchase program was in the best interest of the shareholders at this point in time.

Vic Campbell- HCA Inc.- SVP

Jack and Gary, thank you.

Operator

David Dempsey with Avondale Partners.

David Dempsey- Avondale Partners Llc- Analyst

Good morning. Going back to the managed care shift. I guess you mentioned something about market specific. I guess the question would be are their concerns that these issues could spread to other markets, and in the markets that you have a concern about, what are the expectations going forward? The shift to the lower plans, does that potentially impact bad debt for the future by creating more self-pay revenue?

And then when you look at the plans changing into 2005, obviously we’ve seen changes each of the last couple of years, in terms of people moving more money to the employee, are there concerns that we could see volumes impacted again by some massive health plan changes that could impact your expectations for future volume growth?

Vic Campbell- HCA Inc.- SVP

David, thank you. Probably have Beverly Wallace address that. Obviously, a lot of the details related to third quarter numbers, we will have more commentary on this next Friday. Beverly, do you want to make a few comments at this point?

Beverly Wallace- HCA Inc.- President of Financial Services

Sure. What we’re seeing is some of our rental network type PPO arrangements are having a difficult time competing with what we call the Big Five, the Blues in the markets that we serve, United, Aetna, CIGNA. And so we see the Blues, United, Aetna, CIGNA and Humana gaining, whereas these rental network PPOs are starting to lose. Obviously, that is where we were able to get a higher level of reimbursement.

Our managed care contracting strategy is still very strong and we are seeing between 7 and 8 percent and we are about 60 percent complete for ‘05. So we feel pretty comfortable with that.

Shift of copays and deductibles, I think the industry will see a shift and it could have an impact on volume. But I think the structure that we have put in place on our point-of-service collections will serve us well in those areas.

Vic Campbell- HCA Inc.- SVP

Beverly, thank you. We’ve got time for about one more question.

Operator

Kemp Dolliver with SG Cowen & Company.

Kemp Dolliver- SG Cowen- Analyst

Thanks. Could you give his some color — and I understand it may be difficult — with regard to how some of the costs from the storms flow through the income statement. It is showing up mainly in labor and other. Also, I acknowledge there is probably some compression of your operating leverage, given some disruption in outpatient.

Vic Campbell- HCA Inc.- SVP

Thanks, Kemp. Milton, you want to go first there?

Milton Johnson- HCA Inc.- CFO

Kemp, I think you described it pretty well. There is some incremental increase in labor cost associated with the hurricane effect, but most of the cost you will find in other operating expenses. Repairs and maintenance, for example, as you would imagine, is significantly above any expected run rate we typically would have. So that’s where you’ll find most of the cost impact of the hurricane, is other operating cost.

Vic Campbell- HCA Inc.- SVP

Kemp, thank you. I want to thank everyone for being on the call. Mark and I will be around today, and obviously going forward, we look forward to hearing from you. Again, encourage you to get the tender documents, take a look at them, for the data that is contained there. Thank you very much.

Operator

Thank you, Mr. Campbell. That does conclude today’s conference. On behalf of HCA, I would like to thank you for your participation. You may now disconnect.